February 4, 2014

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

ATTN:	Brian Cascio
Accounting Branch Chief

RE:	Comment Letter dated January 14, 2014 regarding American Science and Engineering, Inc. (“AS&E or the “Company”)
Form 10-K for the Year Ended March 31, 2013 filed June 7, 2013,
Current Report on Form 8-K dated November 12, 2013 filed November 12, 2013
File No. 001-06549

Dear Mr. Cascio,

Please find below our responses to comments presented in your letter referenced above.  Please feel free to contact me at 978-262-8700 with any questions.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8.  Financial Statements

Report of Independent Registered Public Accounting Firm, page 29

1.                                      We see that the first sentence of the scope paragraph of the audit report refers to consolidated statements of “operations” and of “stockholders’ equity and comprehensive income.”  However, we note that the financial statements present consolidated statements of “operations and comprehensive income” and of “stockholders’ equity.”  Accordingly, it appears that the scope paragraph of the audit report was not updated to conform to changes to the financial statements made pursuant to ASU 2011-05.

In an amendment, please have your auditors revise their report to conform the descriptions of the financial statements in the scope paragraph to the titles of the financial statements actually presented in the filing.  The amended filing should include a cover page with an explanatory paragraph, the entire text of the financial statement item and currently dated certifications pursuant to Item 601 of Regulation S-K.

Response:   In response to the Staff’s comment, the Company is filing today Amendment No. 1 to its Annual Report on Form 10-K, including the financial statements incorporated in Item 8 in their entirety, accompanied by a revised auditor report conforming the descriptions of the financial statements in the scope paragraph to the titles of the financial statements presented in the filing, as well as a currently dated auditors’ consent and certifications pursuant to Item 601 of Regulation S-K.

Unaudited Quarterly Consolidated Financial Data, page 48

2.                                      It appears that you recorded significant unusual or infrequently occurring items in the fourth quarter of 2013, including, for instance, charges for severance and contract losses.  In future filings, please describe the effect of extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.  Please refer to Item 201 of Regulation S-K

Response:  The Company acknowledges the Staff’s comment and will expand its disclosure in future filings as requested.

Current Report on Form 8-K dated November 12, 2013

3.                                      We see disclosure of a non-GAAP measure of free cash flow in the heading to your earnings release.  Tell us how your disclosure of this measure conforms to the requirements of Item 10(e) of Regulation S-K.  In that regard tell us:

•                  How you have provided disclosure of the most directly comparable measure prepared according to GAAP with equal or greater prominence;

•                  Where you have provided a statement describing why you believe the measure provides useful information to investors; and,

•                  Where you have reconciled the non-GAAP measure to the most directly comparable measure prepared according to GAAP.

Response:   The Company acknowledges the Staff’s comment and will not include in future filings any non-GAAP financial information without disclosure of the most directly comparable GAAP measure, with equal or greater prominence, an explanation of why the Company believes the measure provides useful information to investors and a reconciliation to the most directly comparable measure prepared according to GAAP, in accordance with the requirements of Item 10(e) of Regulation S-K.

The Company acknowledges that:

•                                          It is responsible for the adequacy and accuracy of the disclosures in its filings.

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please let us know.

Best regards,

/s/ Kenneth J. Galaznik

Kenneth J. Galaznik
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Leanne Imparato
John DeLuca, Esq.